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                              December 3, 2021

       Sam Ash
       Chief Executive Officer
       Bunker Hill Mining Corp.
       82 Richmond Street East
       Toronto, ON M5C 1P1
       Canada

                                                        Re: Bunker Hill Mining
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 22,
2021
                                                            File No. 333-261259

       Dear Mr. Ash:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed November 22, 2021

       General, page 1

   1. We note you disclose that you intend for this registration statement to include a combined prospectus that also
relates to your earlier registration statement on Form S-1, File No.
                                                        333-249682. Please
disclose the amount of unsold securities that were previously the subject of the earlier
Form S-1 and revise your registration statement to consistently describe the number of
securities being offered by the selling shareholders. In that regard, we note the disclosure
on your prospectus cover page that you are offering for resale
                                                        11,462,229 common
shares and 99,017,713 common shares issuable pursuant to common shares purchase
warrants is inconsistent with your disclosure under Summary of the
                                                        Offering on page 9 and
Selling Shareholders and Beneficial Owners on page 23.
 Sam Ash
Bunker Hill Mining Corp.
December 3, 2021
Page 2
Information Incorporated by Reference, page 43

2. Please tell us why you are eligible to incorporate by reference. It appears that you are a registrant for an offering of penny stock. Please refer to General Instruction VII.D.1(c) of
      Form S-1. Alternatively, revise your reference to incorporation by reference and provide all required disclosure within the prospectus.
Exhibits

3. We note the legal opinion filed as Exhibit 5.1 opines that 20,345,080 shares of common stock covered by the registration statement will be duly authorized, validly issued, fully paid and non-assessable. Please file a revised legal opinion that opines that the securities issued to the selling shareholders are duly authorized, validly issued, fully paid and non-
      assessable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202)551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameSam Ash
                                                            Division of
Corporation Finance
Comapany NameBunker Hill Mining Corp.
                                                            Office of Energy &
Transportation
December 3, 2021 Page 2
cc:       Joseph P. Galda
FirstName LastName